EXHIBIT (a)(5)(D)

Contact:	Mike McAndrew Chief Financial Officer Black Box Corporation (724) 873-6788 email: investors@blackbox.com

FOR IMMEDIATE RELEASE

     Black Box Announces Successful Conclusion of Norstan Tender Offer

     PITTSBURGH, PA, January 25, 2005—Black Box Corporation (Nasdaq: BBOX) today announced that it has successfully completed its cash tender offer for the outstanding shares of common stock of Norstan, Inc. (Nasdaq: NRRD). The tender offer, previously announced on December 20, 2004, expired, as scheduled, at 12:00 midnight, New York City time, on January 24, 2005. Approximately 86% of the outstanding Norstan shares were tendered in response to Black Box’s $5.60 per share cash offer.

     Fred Young, CEO of Black Box, reiterated, “We are very excited about Norstan becoming part of the Black Box family. Norstan’s dedicated employees, broad customer base and new product and service lines have tremendous strategic potential. Norstan will immediately expand our operational footprint; provide additional marketing opportunities via cross-selling; and, most importantly, provide our collective customers a stronger worldwide technical services partner.”

     Scott Christian, CEO of Norstan, added, “The Norstan team is very excited that this combination with Black Box creates a growth platform with the required technical capabilities to lead the markets we serve. As part of Black Box, our primary focus will be to market new high quality services and products targeted to our new company’s large installed base of customers and future prospects.”

     The Depositary for the offer, Wells Fargo Bank, N.A., has advised Black Box that a total of 11,987,365 shares of Norstan common stock were validly tendered in the offer and not withdrawn, not including 434,015 shares tendered pursuant to guaranteed delivery procedures and fractional shares under Norstan’s employee stock purchase plan. Payment for the tendered shares, at the purchase price of $5.60 per share, net to the seller in cash and without interest, will be made promptly.

     Black Box expects to acquire additional Norstan shares from those which were tendered pursuant to guaranteed delivery procedures and also intends to acquire additional Norstan shares through the exercise of a stock option granted by Norstan in order that it may complete a short-form merger under Minnesota law. The remaining Norstan shares not acquired in the tender offer would then be acquired through the short-form merger. In the merger, each share of Norstan common stock that remains outstanding (other than those owned by Black Box or its subsidiary) will be converted into the right to receive the same consideration paid for shares in the tender offer. Under applicable law, the merger is not subject to approval of the shareholders of Norstan. Black Box expects to complete the merger in the near future.

     In connection with the tender offer, Black Box amended and restated its existing credit facility and increased the facility from $120 million to $240 million. The new credit facility, of which Citizens Bank of Pennsylvania is Administrative Agent, is in place through August 2008.

     The statements in this release regarding the merger are forward-looking statements. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, in the case of the acquisition of Norstan, changes in the competitive landscape in the industry in which Norstan operates and the failure to successfully integrate Norstan into Black Box and, in the case of the merger, the failure of any of the conditions precedent to be satisfied or waived. Further explanation of the terms and conditions of the merger is set forth in the relevant tender offer documents that were filed with the United States Securities and Exchange Commission (“SEC”) on December 23, 2004. These documents are available free of charge on the SEC’s web site at www.sec.gov.

About Black Box

     Black Box is the world’s largest technical services company dedicated to designing, building and maintaining today’s complicated network infrastructure systems. Black Box services 150,000 clients in 141 countries with 117 offices throughout the world. To learn more, visit the Black Box website at www.blackbox.com.

     Black Box and the double diamond logo are registered trademarks of BB Technologies, Inc.

About Norstan

     Norstan is a full-service communications solutions company that delivers voice and data technologies and services and remanufactured equipment to corporate end-users and public sector companies. The company has offices located throughout the U.S. and Canada. To learn more, visit the Norstan website at www.norstan.com.

     Norstan is a registered trademark of Norstan, Inc.